SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Pioneers New Global Communication System for Air Operations Management in Brazil

Iridium-based program with 100% global coverage allows real-time exchange of information between pilots and airlines

São Paulo, November 5, 2009 – GOL Linhas Aéreas Inteligentes S.A. (“Company”, Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, is adopting a new communications and operational management system with global coverage based on the Iridium satellite network. The new technology, which allows the exchange of information in real time via voice and text message, is linked to the Company’s ACARS (Aircraft Communications Addressing and Reporting System) and can be used as an operational management tool.

The ACARS via Iridium system provides the Company with several benefits: strengthening reliability and operational safety and offering better control of aircraft performance during flight, as well as trimming costs by reducing aircraft weight and streamlining the daily management of the air network. “This type of communications system is the future in airspace management,” declared Fernando Rockert de Magalhães, GOL’s Technical Vice-President. “It will become increasingly common for pilots and air traffic controllers to communicate through a mixture of voice and text messages, which will ensure greater safety and allow for more efficient cost management," he added.

The Iridium satelite network functions over 100% of the globe, ensuring reliable and accurate communications between all the different parties making up the air traffic system. The new system will bolster existing resources for integrating the Company’s technical teams (in-flight and on-land) by complementing traditional radio communications. Another system, which is also part of GOL’s ACARS, will enable text messages to be exchanged with air traffic control, further complementing radio communications.

In addition to boosting operational safety, GOL’s Iridium-based ACARS allows the Company to transmit data during flights, thereby making daily operations faster and more flexible. “We will have real-time access to the main aircraft data, such as distance flown, flight time remaining and fuel levels,” explained Adalberto Bosan, GOL’s Operations Control Officer. “Thanks to this information, we will be able toeffect changes or replacements in aircraft programming and route operations with more pecision and speed," he added.

In addition, the new ACARS will lead reduce airrcraft weight by substituting the printed manuals currently carried on all flights with new data storage technology. “Less weight means more fuel efficiency," explained Rockert. “The new system reinforces our priority commitment to operational safety, at the same time providing tools that ensure more efficient operations and, consequently, increased control over costs”, he added

Instead of a set of books, pilots can now rely on the Electronic Flight Bag, which functions like a portable on-board electronic library. Easy to use and with a user-friendly interface, its cutting-edge technology allows all the teams involved to receive real-time updates every time an operating procedure is revised.

The equipment and software have been exhaustively tested in the laboratories of Avionica, the system’s Miami-based American supplier. The system has also undergone xtensive testing in GOL’s operational areas and will be installed in the Company’s fleet as of January 2010, when the aircraft undergo routine maintenance proceedures at the Company’s Maintenance Center in Cofins (MG). Certified in 2008 by the ICAO (International Civil Aviation Organization), the system was included in Standards and Recommended Practices, a conjunction of non-mandatory, but recommended, measures by the global aviation regulatory body.

About GOL Linhas Aéreas Inteligentes S.A.

CONTACT:
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting- edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost- benefit ratio in the market.

Investor Relations
Leonardo Pereira - IRO
Rodrigo Alves – Head of IR
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest
Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.